eldorado gold

NEWS RELEASE
TSX: ELD NYSE: EGO **February 24, 2022**

Eldorado Gold Announces New Lamaque Technical Study Highlighting Significant Increased Economic Upside

VANCOUVER, BC – **Eldorado Gold Corporation** ("Eldorado", the "Company" or "We") is pleased to announce the results of a new Technical Study (the "Study") on its wholly-owned Lamaque Project, located in Val d'Or, Quebec. The Lamaque Project is comprised of three separate but contiguous properties: Lamaque South (containing the Upper Triangle zones, Lower Triangle zones, and the deposits of Parallel and Ormaque), Sigma-Lamaque and Aumaque (see Figures 1 and 2). The Upper Triangle zones within Lamaque South are currently being mined with access by surface ramp. The Study includes an update to the current operation, updated economics on the Upper Triangle zones (zones C1 through C5), as well as preliminary economic assessments on the inferred resources in the Lower Triangle zones (zones C6 through C10) and the Ormaque deposit.

Key Highlights

- **Base case economics using a gold price assumption of \$1,500 per ounce:**
  - Upper Triangle Reserves NPV$_{5\%}$[1] of \$459 million
  - Lower Triangle Inferred Resource NPV$_{5\%}$ of \$162 million and IRR[2,3] of 33%
  - Ormaque Inferred Resources NPV$_{5\%}$ of \$197 million and IRR 39%[2,4]
- **Upside economics using spot gold price assumption of \$1,900 per ounce:**
  - Upper Triangle Reserves NPV$_{5\%}$ of \$673 million
  - Lower Triangle Inferred Resource NPV$_{5\%}$ of \$295 million and IRR of 48%
  - Ormaque Inferred Resources NPV$_{5\%}$ of \$285 million and IRR 45%
- **Key growth opportunities:** High-grade inferred resources (Lower Triangle zones and Ormaque deposit) provide potential for significant production increases and opportunities for resource expansion. Based on successful conversion of inferred resources at Lower Triangle and Ormaque, mining would commence in these areas in 2026. With multiple concurrent centers of production, this represents a de-risked approach to extending the production profile at Lamaque.
- **Increased gold production to over 190,000 ounces** per year based on the Upper Triangle reserves; and sustaining over 180,000 ounces per year with production from Lower Triangle Inferred and Ormaque inferred resources.
- **Extended mine life** with ~5.5 years of production from Upper Triangle reserves, and potential for an additional ~8.5 years of mine life from Lower Triangle and Ormaque inferred resources.
- **Well-positioned in the prolific Abitibi Greenstone Belt:** In 2021, Eldorado expanded its land position by over 500% with the acquisition of QMX Gold (referred to as the Bourlamaque property), which is in close proximity to the Lamaque Project.
- **Readily equipped**: Robust surface infrastructure is already in place at the Triangle mine. To support current operations and continue mining the Upper Triangle Reserves, additional infrastructure is required on the Sigma tailings, and the mine dewatering systems.

- **Permitting advancing and in compliance**: The Lamaque Project is fully permitted under Federal and Provincial regulations. The project is in compliance regarding environmental quality and is regularly assessed by Provincial authorities in accordance with the Environmental Quality Act ("EQA") of Quebec. Discussions with Provincial Ministries about making changes to the existing permits have commenced with Provincial Ministries and are expected to be a normal course.
- **Strong collaboration** and support from the Val-d'Or communities and a transparent and predictable regulatory environment makes Quebec a world-class mining jurisdiction.

[1] After-tax net present value at a discount rate of 5%. [2] After-tax internal rate of return. [3] NPV and IRR for Lower Triangle is calculated on the differential after-tax cash flow between the Lower Triangle + Upper Triangle (B) and the standalone Upper Triangle case (A). [4] NPV and IRR for Ormaque is calculated on the differential after-tax cash flow between the Ormaque + Lower Triangle + Upper Triangle (C) and (B).

"The Lamaque Project has been an outstanding acquisition for Eldorado Gold," said George Burns, Eldorado's President and CEO. "We acquired the asset for approximately $360 million in 2017, published a PFS in 2018, and reached commercial production 12-months later. Since then, we have demonstrated a track record of success by replacing reserves year-over-year and exceeding peak production levels beyond the 2018 Pre-Feasibility Study. Additionally, we have more than doubled the inferred resource base since the acquisition. The results of the Technical Study showcase the growing value of Lamaque and the significant upside potential from the Lower Triangle zones and Ormaque deposit."

"With the Triangle-Sigma decline project now complete, we are focused on an exploration drift and resource conversion at Ormaque," adds Burns. "Our 2022 exploration strategy is also focused on resource expansion at Ormaque and in the Upper and Lower Triangle zones and testing new targets within our expanded license area to support continued growth at Lamaque. Furthermore, our strategic positioning in the Abitibi region gives us additional exposure to the potential upside in the resource-rich area. We have a safe, successful track record of project execution and project delivery, which is a testament to our team. We are fortunate to have a dedicated and experienced workforce whose commitment to project delivery has been unwavering. Our strategic position in the region and our strong, collaborative local relationships will allow us to continue to drive sustainable, long-term benefits for the community in Val-d'Or, and continue to deliver value for our shareholders."

Technical Study Highlights[1]

As outlined in the table below, results from the Technical Study present the mining of three separate zones:

1. Feasibility-level update to the current operation centered on the Mineral Reserves in the Upper Triangle zones and Parallel deposit;
2. Preliminary economic assessment ("PEA") of Inferred Resources from the Lower Triangle zones; and
3. PEA of Inferred Resources from the Ormaque deposit.

2022 Technical Study

	Reserves Case	Preliminary Economic Assessments[1]	
	Upper Triangle	Lower Triangle Inferred Resources Case	Ormaque Inferred Resources Case
Production			
Life of Mine (LOM)	~5.5 years remaining LOM	~4.5 years potential LOM extension	~3.5 years potential LOM extension
Average Annual Gold Production over LOM (oz)	187,000	180,000	181,000
Average Annual Mill Feed (ktpa)	825	846	872
		Incremental	Incremental
Average Gold Grade (g/t)	7.3	6.4	6.9
Recovery (%)	96.5	95.0	96.5
Operating Costs[3]		Incremental	Incremental
Annual Average Cost ($M)	111.9	113.3	122.6
Average cost ($/tonne ore)	136	129	143
Average cost ($/oz Au)	597	656	670
Capital Costs		Incremental	Incremental
Growth Capital ($M)	70	86	20
Sustaining Capital ($M)	230	239	88
Total Capital ($M)	300	325	108
Economic Analysis		Incremental	Incremental
NPV @ 5% discount rate ($M)	459	162	197
IRR (%)	n.a.[2]	33	39
Gold price assumption ($/oz)	1,500	1,500	1,500

[1] The Inferred Resources Cases are PEAs. As the PEAs supporting the Ormaque Inferred Resources and the Lower Triangle Inferred Resources consider the potential economic viability of developing the separate satellite deposit that comprises the Ormaque Inferred Resources and the separate zones that comprise the Lower Triangle Inferred Resources in conjunction with the main zones of the Upper Triangle Reserves development project, these PEAs will not impact the results of the economic/financial assessment of the Upper Triangle Reserves.

[2] The project's cashflow remains positive in each year, as such there is no calculated internal rate of return or payback period. Capital expenditures are part of ongoing operational development and are funded by ongoing gold sales and there are no external funding requirements.

[3] These measures are non-IFRS measures. See the section 'Non-IFRS Measures' at the end of this press release and in Eldorado's December 31, 2020 MD&A for explanations and discussion of these non-IFRS measures.

The PEAs of Inferred Resources from the Lower Triangle zones and the Ormaque deposit are distinct from and do not affect the feasibility-level update to the current operations on the Mineral Reserves in the Upper Triangle zones and Parallel deposit.

Review of Operations

Eldorado owns the Lamaque Project in Quebec, Canada through its wholly-owned subsidiary, Eldorado Gold Québec. The deposits at Lamaque are currently, and will continue to be, mined by underground methods. In 2022, over 815,000 tonnes of ore at an average gold grade of 6.75 grams per tonne are expected to be mined and processed from the Upper Triangle zones. 2022 cash operating costs per ounce[1] of $620 to $670 reflect increased mining and processing costs due to higher throughput and cost inflation.

[1] Cash operating costs per ounce is a non-IFRS measure. Certain additional disclosures for non-IFRS measures have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS Measures' of Eldorado's December 31, 2020 MD&A.

Property Description

The Lamaque Project is situated near the city of Val-d'Or in the province of Québec, Canada, approximately 550 km northwest of Montréal. Val-d'Or has been a highly active mining area for a century, with significant mineral deposits found throughout the region. Gold has been produced from the historic Sigma and Lamaque mines starting in the early 1930's. More recently, Eldorado acquired the Lamaque Project through the purchase of Integra Gold Corp in 2017. Eldorado achieved commercial production on March 31, 2019, from ore mined at the Upper Triangle zones and processed at the refurbished Sigma mill.

Since the acquisition of Integra Gold Corp. by Eldorado in 2017, significant exploration activities have been conducted at both Upper Triangle and Lower Triangle zones as well as other deposits and targets including Plug #4, Parallel, Aumaque, South Gabbro, Lamaque Deep, Vein #6, P5 Gap, Sigma East Extension and Sector Nord. In January 2020, Eldorado announced the discovery of the Ormaque deposit. Eldorado continues to explore the Lamaque property and adjacent Bourlamaque property extensively.

Figure 1: Location of the Lamaque Project with respect to the City of Val-d'Or


291500
Property Outline
Gold Deposits
Sigma Mill
HISTORIC SIGMA MINE
City of Val-d'Or
HISTORIC LAMAQUE MINE
Triangle-Sigma Decline
ORMAQUE
PARALLEL
PLUG #4
TRIANGLE MINE PORTAL
TRIANGLE
5329500
N
0
1.5 Km

Figure 2: Long-section of the Lamaque Project


TRIANGLE MINE
PLUG #4
ORMAQUE
PARALLEL
HISTORIC SIGMA MINE
UPPER TRIANGLE ZONES (C1-C5)
LOWER TRIANGLE ZONES (C6-C10)
TRIANGLE-SIGMA DECLINE
Upper Triangle Shear Zones
Mineralized Veins
Shear Zones
Stockwork Zones

Review of Economic Analysis[1]

The Upper Triangle Reserves $NPV_{5\%}$ of $459 million, based on $1,500 per ounce gold, has increased significantly over the 2018 Pre-Feasibility Study ("PFS"). The Upper Triangle Reserves feasibility-level economic analysis includes Reserves from the Parallel deposit.

Separately, the PEA for the Lower Triangle Inferred Resource, based on $1,500 per ounce gold, supports an additional $NPV_{5\%}$ of $162 million.

Separately, the PEA for the Ormaque Inferred Resource, based on $1,500 per ounce gold, indicates an additional $NPV_{5\%}$ of $197 million.

The economic models were subjected to sensitivity analyses to determine the effects of changing metal prices, capital, and operating expenditures on financial returns. This analysis showed that the project economics are robust and are most sensitive to metal prices.

Reserve Case and Inferred Resource Cases After-Tax $NPV_{(5\%)}$ and IRR Sensitivity

	Sensitivity Table – Gold Price				
	Reserves Case	Inferred Resources Case			
	Upper Triangle	Lower Triangle		Ormaque	
Gold Price ($/oz)	After-Tax NPV ($M)	After Tax NPV ($M)	IRR (%)	After Tax NPV ($M)	IRR (%)
$1,300	318	81	21	137	31
$1,500 (base case)	459	162	33	197	39
$1,900 (spot)	673	295	48	285	45
$2,000	722	328	51	307	47

The PEAs supporting the Lower Triangle Inferred Resource and the Ormaque Inferred Resource, consider the potential economic viability of developing the separate zones that comprise the Lower

Triangle Inferred Resource and the separate satellite deposit that comprises the Ormaque Inferred Resource in conjunction with the main zones of the Upper Triangle Reserves development project.

[1] See "Notes on Lower Triangle Inferred and Ormaque Inferred PEAs" below.

Capital Costs

As outlined in the table below, the initial growth capital required for both the reserves and inferred cases is modest.

		Preliminary Economic Assessments	
	Reserves Case	Inferred Resources Case	
	Upper Triangle	Lower Triangle	Ormaque
Growth Capital ($M)	70	86	20
Sustaining Capital ($M)	226	243	88
Total Capital ($M)	296	329	108

Operating Costs[1]

The table below provides the operating costs for the Upper Triangle Reserves Case and the Lower Triangle Inferred Case and the Ormaque Inferred Case. The operating costs estimate for the Upper Triangle Reserves Case average $136 per tonne ore, the incremental Lower Triangle Inferred Resources Case average $129 per tonne mineralized material, and the incremental Ormaque Inferred Case averages $143 per tonne ore. The operating cost estimates include mining, processing, and general and administrative costs.

		Preliminary Economic Assessments	
	Reserves Case	Inferred Resources Case	
	Upper Triangle	Lower Triangle	Ormaque
Annual Average Cost ($M)	112	113	123
Average cost ($/tonne ore)	136	129	143
Average cost ($/oz Au)	597	656	670
All-in Sustaining Cost	829	979	819

[1] These measures are non-IFRS measures. See the section 'Non-IFRS Measures' at the end of this press release and in Eldorado's December 31, 2020 MD&A for explanations and discussion of these non-IFRS measures.

Optimization and Future Opportunity

As part of an overall growth strategy in the Abitibi area, Eldorado continues to evaluate exploration and development opportunities for high-grade ore that could be mined and trucked to the Sigma mill as well as bulk mining opportunities that would entail upgrading the Sigma mill to its permitted capacity of 5,000 tonnes per day.

Another area for opportunity highlighted in the Technical Study was the use of alternate materials handling technologies for the Lower Triangle zones. Materials handling trade-off studies at a PEA level indicate a potential for reducing costs, reducing equipment and ventilation requirements, while at the same time reducing greenhouse gas emissions. Further studies will be carried out to increase the level

of confidence in the costs and benefits of technologies evaluated, which include vertical conveyors, conventional conveying, or the use of battery electric vehicle trucks.

Geology and Mineralization

There are three deposits: i) Triangle, consisting of zones C1 through C5 in Upper Triangle, and C6 through C10 in Lower Triangle, ii) Parallel and iii) Ormaque. Gold mineralization in the Triangle, Parallel and Ormaque deposits occurs primarily within quartz-tourmaline-carbonate-pyrite shear and extension veins. At Triangle, most of the deposit is contained within a series of shear veins (C1-C10) emplaced along steeply south-dipping reverse shear zones. The ore zones are localized where the shear zones cut across the subvertical Triangle Plug, but extend into the adjacent mafic lapilli-blocks tuffs as well.

The Parallel and Ormaque deposits are located two kilometers northwest of the Triangle mine portal, adjacent to the Triangle-Sigma decline. Mineralized veins in both are hosted within fine- to medium-grained C-porphyry diorite. Ormaque is dominated by gently south-dipping extension veins and minor breccia zones, localized adjacent to sub-vertical shear zones. At Parallel, mineralized zones consist of gently-dipping extension veins in the upper part of the deposit and more steeply-dipping shear-hosted veins at deeper levels.

Infrastructure

Through its existing infrastructure, the Lamaque Project is readily equipped to support all planned operations. The Triangle mine site infrastructure includes offices, dry storage, truck shop, warehouse, ventilation facilities, waste rock stockpile, slurry plant, cement silo, and fuel station. The Sigma Mill site includes a processing plant, covered ore storage, crushing facility and a warehouse. Support infrastructure also includes administration, construction, and exploration offices, as well as a core yard.

The site has its own water management and collection ponds. The existing power line connecting the Sigma Mill to the Triangle mine is designed to accommodate current as well as foreseeable future operations.

Environment and Permitting

The Triangle mine at the Lamaque Project is an operating mine and is fully permitted under Federal and Provincial regulations. The asset is in compliance regarding environmental quality and is regularly assessed by Provincial authorities regarding EQA of Québec. Mineralized material in Lower Triangle is fully permitted under existing certificates of authorizations ("CoA").

There is an existing CoA for mining in the Ormaque deposit, but this will require an amendment to allow for mining below a depth of 453 meters. There are no indications that the project will be unsuccessful in obtaining a permit amendment.

Reclamation costs for the Lamaque Project were evaluated at $10 million based on recent assessments and a full review of the closure plan is scheduled in 2023.

Mineral Resources Estimate

The table below provides the Mineral Resource Estimate for the Lamaque Project as of September 30, 2021. The Mineral Resources were classified using logic consistent with the CIM Definition Standards for Mineral Resources and Mineral Reserves referred to in National Instrument 43-101.

The mineralization of the project satisfies sufficient criteria to be classified into measured, indicated, and inferred mineral resource categories.

Mineral Resources, as of September 30, 2021[1]

Deposit/Zone	Categories	Tonnes (x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000)
Upper Triangle	Measured	876	9.49	267
	Indicated	5,316	8.51	1,453
	Measured + Indicated	**6,191**	**8.65**	**1,721**
	Inferred	**1,792**	**6.63**	**382**
Lower Triangle	**Inferred**	**6,408**	**6.89**	**1,420**
Parallel	**Indicated**	**221**	**9.87**	**70.2**
	Inferred	**200**	**8.83**	**56.7**
Ormaque[2]	**Inferred**	**2,223**	**11.74**	**839**

[1] See "Notes on Mineral Resources" below.
[2] Ormaque Inferred Resources as of December 31, 2021

Notes on Mineral Resources

Mineral Resources and Mineral Reserves are as of September 30, 2021, unless otherwise stated.

1. ***Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:***

   The Mineral Resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Underground Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting.

2. ***Cut-off Grades***

   Lamaque: 3.0 g/t Au; Ormaque: 3.5 g/t Au

Triangle Deposit

The Mineral Resource estimates for the Upper Triangle zones and the Lower Triangle zones of the Triangle deposit used data from both surface and underground diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 meters east by 5 meters north by 5 meters high. The mineral resources are reported within the constraining mineralized domain volumes that were created to control resource reporting and at a 3.0 grams per tonne ("g/t") gold cut-off grade.

Parallel Deposit

The Mineral Resource estimate for the Parallel deposit used data from surface diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological

modelling and mine planning software. The block model cell size is 5 meters east by 5 meters north by 5 meters high. The block model was not rotated. The mineral resources are reported within the constraining domain volumes that were created to control resource reporting and at a 3.0 g/t gold cut-off grade.

Ormaque Deposit

The Mineral Resource estimate for the Ormaque deposit used data from surface diamond drillholes. The resource estimates were made from 3D block models created by utilizing commercial geological modelling and mine planning software. The block model cell size is 5 meters east by 5 meters north by 5 meters high. The mineral resources are reported within the constraining volumes that were created to control resource reporting at a 3.5 g/t gold cut-off grade.

Mineral Reserve Estimate

The Mineral Reserve estimate is based on Measured and Indicated Mineral Resources for the Upper Triangle zones and Parallel deposit. Mineral Reserves are reported using a gold price of $1,300 per ounce and an exchange rate of 1.25 CAN$/US$. A cut-off grade of 4.38 g/t after dilution was applied at stope scale for discrimination of material to be retained in reserves and all stopes falling below cut-off were taken out of the mine plan. All Mineral Reserves are classified as Proven or Probable in accordance with the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines.

Lamaque Project Mineral Reserves as of September 30th, 2021[1]

	Reserves	Proven			Probable			Total P&P			
	Zone	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	%
Upper Triangle zones	C1	40,867	4.96	6,516	120,884	6.38	24,810	161,751	6.02	31,326	2.9%
	C2	169,993	6.01	32,831	151,579	6.32	30,782	321,572	6.15	63,613	5.8%
	C3	1,006	8.88	287	187,668	6.34	38,242	188,674	6.35	38,529	3.5%
	C4	266,554	9.97	85,484	2,666,048	6.92	593,496	2,932,602	7.20	678,980	62.2%
	C5	0	0.00	0	758,984	9.10	222,083	758,984	9.10	222,083	20.4%
Parallel		0	0.00	0	269,005	6.08	52,588	269,005	6.08	52,588	4.8%
Surface Inventory		23,227	5.60	4,182	0	0.00	0	23,227	5.60	4,182	0.4%
	Total	**501,647**	**8.02**	**129,300**	**4,154,167**	**7.20**	**962,002**	**4,655,814**	**7.29**	**1,091,302**	**100%**
	Total recovered (96%)			**124,128**			**923,522**			**1,047,649**	

*Note: Tonnes and grade are diluted and consider mining recovery. All splay veins are included in their related main zone.

[1]See "Notes on Mineral Reserves" below.

Notes on Mineral Reserves

1. ***Long Term Metal Price Assumptions***

   - Gold price: $1,300/oz
   - Silver price: $17.00/oz
   - Copper price: $2.75/lb
   - Lead price: $2,000/t
   - Zinc price: $2,300/t

2. ***Cut-off Grades***

   Lamaque: 4.38 g/t Au

1. Mineral Resources and Mineral Reserves are as of September 30, 2021, unless otherwise stated.
2. The Mineral Resources and Mineral Reserves were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).
3. Mineral Reserves are included in the Mineral Resources.
4. The Mineral Resources and Mineral Reserves are disclosed on a total project basis.

Lamaque Project Cash Flows (Upper Triangle Reserve case)[1, 2]

Parameter	Year	2022	2023	2024	2025	2026	2027	Total
Production Summary								
Total Tonnes Mined	kt	744	812	862	869	831	326	4,445
Total Material Processed	kt	762	812	862	869	831	326	4,462
Mill Gold Head Grade	g/t Au	7.2	7.8	7.4	6.9	7.5	6.6	7.3
Mill Gold Recovery	%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%	96.5%
Gold Production	koz Au	169.8	195.7	198.9	186.8	192.4	66.5	1,010.1
Revenue								
Gold Sales	$ M	254.7	293.5	298.4	280.2	288.6	99.8	1,515.0
Silver Sales	$ M	1.5	1.8	1.8	1.7	1.7	0.6	9.1
Gross Metal Sales	$ M	256.2	295.3	300.2	281.9	290.3	100.4	1,524.2
Transport & Refining Cost	$ M	0.3	0.4	0.4	0.4	0.4	0.1	2.0
Royalty Payments	$ M	2.6	2.9	3.0	2.8	2.9	1.0	15.2
Net Revenue	**$ M**	**253.3**	**291.9**	**296.8**	**278.7**	**287**	**99.2**	**1,507.0**
Operating Expenditures								
Mining	$ M	62.8	68.5	72.7	73.3	70.1	27.5	374.9
Processing	$ M	17.1	18.2	18.8	19.0	18.6	7.3	99.0
General and Administration	$ M	23.5	23.2	23.5	23.5	23.7	11.9	129.2
Operating Costs	**$ M**	**103.3**	**109.8**	**115.0**	**115.8**	**112.4**	**46.7**	**603.1**
Earnings								
EBITDA	**$ M**	**150.0**	**182.1**	**181.8**	**162.9**	**174.6**	**52.5**	**903.9**
Capital Expenditures								
Growth	$ M	22.0	26.4	14.9	6.7	0.0	0.0	70.0
Sustaining	$ M	56.5	58.1	44.6	24.6	35.5	0.0	219.3
Reclamation and Closure	$ M	0.0	0.0	0.0	0.0	5.0	5.0	10.0
Salvage Value Credit	$ M	0.0	0.0	0.0	0.0	0.0	-3.0	-3.0
Total Capital Costs	**$ M**	**78.4**	**84.5**	**59.5**	**31.3**	**40.5**	**2.0**	**296.2**
Pre-Tax Cash Flow								
Pre-Tax Cash Flow	$ M	71.6	97.6	122.2	131.7	134.1	50.5	607.7
Cumulative Pre-Tax Cash Flow	**$ M**	**71.6**	**169.2**	**219.4**	**423.1**	**557.2**	**607.7**	**607.7**
Taxes and Duties								
Income Tax	$ M	0.0	0.0	0.0	1.9	8.1	2.8	12.8
Quebec Mining Duties	$ M	10.4	15.6	17.0	15.5	18.4	0.5	77.5
Total Taxes and Duties	**$ M**	**10.4**	**15.6**	**17.0**	**17.4**	**26.5**	**3.3**	**90.3**
After-Tax Cash Flow								
After-Tax Cash Flow	$ M	61.1	82.0	105.2	114.3	107.6	47.1	517.3
Cumulative After-Tax Cash Flow	**$ M**	**61.1**	**143.1**	**248.3**	**362.6**	**470.2**	**517.3**	**517.3**

[1] Cash flows based on the Upper Triangle Reserves Case

[2] These measures are non-IFRS measures. See the section 'Non-IFRS Measures' at the end of this press release and in Eldorado's December 31, 2020 MD&A for explanations and discussion of these non-IFRS measures.

Conference Call

A conference call to discuss the details of the Company's Fourth Quarter and Year-End 2021 Results and the Lamaque Technical Study will be held by senior management on February 25, 2022 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado Gold's website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20220225.html

Conference Call Details

Date:	February 25, 2022
Time:	11:30 AM ET (8:30 AM PT)
Dial in:	+1 604 638 5340
Toll free:	1 800 319 4610

Replay (available until April 1, 2022)

Vancouver:	+1 604 638 9010
Toll Free:	1 800 319 6413
Access code:	8299

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations
604.757 2237 or 1.888.353.8166
lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs
604.616 2296 or 1.888.363.8166
louise.mcmahon@eldoradogold.com

Qualified Persons

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM, Vice President, Technical Services for Eldorado Gold Corporation, and a "qualified person" (QP) under NI 43-101.

The QPs and contributors responsible for preparing the Lamaque Technical Study are:

- Mr. Jacques Simoneau, géo (OGQ No. 737), Exploration Manager Eastern Canada, Eldorado Gold
- Mr. Peter Lind, Eng. (OIQ No. 133650), P.Eng., Director, Technical Studies, Eldorado Gold
- Mr. Ertan Uludag, P.Geo., Manager, Resource Geology, Eldorado Gold
- Mr. Jessy Thelland, géo (OGQ No. 758), Director, Technical Services Eldorado Gold Quebec
- Mr. Mickey Murphy, P.Eng., Stantec Consulting
- Mr. Mehdi Bouanani, Eng. (OIQ No. 5000741),, Director, Projects, Eldorado Gold Quebec

The relevant QPs have verified the data disclosed including sampling, analytical and test data underlying the information contained in this news release. This included an appropriate Quality Control sampling program of reference standards, blanks and duplicates to monitor the integrity of all assay results.

Notes on Lower Triangle Inferred and Ormaque Inferred PEAs

Readers should take care to differentiate these PEAs from the economic analysis for the Upper Triangle Reserves. The PEAs only demonstrate the *potential* viability of mineral resources and are not as comprehensive as the economic analysis for the Upper Triangle Reserves. The level of detail, precision and confidence in outcomes between the economic analysis for the Upper Triangle Reserves and the PEAs is significantly different.

The PEAs are preliminary in nature and are based on numerous assumptions and the incorporation of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves except as allowed for by National Instrument 43-101 in PEA studies. There is no guarantee that Inferred mineral resources can be converted to Indicated or Measured mineral resources and, as such, there is no guarantee that the economics described herein will be achieved. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Non-IFRS Measures

Certain non-IFRS ratios are included in this press release, including average realized gold price per ounce sold, cash operating costs per ounce sold, total cash costs per ounce sold, all-in sustaining costs ("AISC") per ounce sold and adjusted net earnings/(loss) per share. Certain non-IFRS financial measures are included in this presentation, or are used to derive the above-noted non-IFRS ratios, including cash operating costs (C1), total cash costs (C2), AISC, adjusted net earnings/(loss), cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital.

The Company believes that these non-IFRS measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards ("IFRS"), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section 'Non-IFRS Measures' in the December 31, 2020 MD&A available on SEDAR at www.sedar.com and on the Company's website under the 'Investors' section. The most directly comparable IFRS financial measures and results from the year ended December 31, 2020 are below.

Non-IFRS Measure	Most Directly Comparable IFRS Measure	2020
Cash operating costs (C1)	Production costs	$445 M
Total cash costs (C2)		
AISC		
Average realized gold price per ounce sold	Revenue	$1,027 M
EBITDA	Earnings before income tax	$176 M
Adjusted EBITDA		
Adjusted net earnings/(loss)	Net earnings attributable to shareholders of the Company	$105 M
Adjusted net earnings/(loss) per share		
Cash flow from operations before changes in non-cash working capital	Net cash generated from operating activities	$426 M
Free cash flow		
Sustaining capital	Additions to property, plant and equipment	$201 M

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "continue", "projected", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company's ability to successfully operate and advance the Lamaque project, including the growth of the Lower Triangle zones and Ormaque deposit, and achieve the results provided for in the Study; the results of the Study, including the mineral resource and reserves estimate, forecasts for the NPV5%, economics, life of mine, production, required capital, costs, and cash flow at the Lamaque project, including relating to the feasibility-level update at Upper Triangle zones and Parallel deposit, the PEA at the Lower Triangle zones and the PEA at the Ormaque deposit; expected production and operations, including grade; forecasted NPV, IRR, and EBITDA; expectations regarding operations advancement and development of the Lamaque project, including the ability to meet expectations and the timing thereof; expectations on mining operations, including mining methods and expected mining and production, including volume, grade and costs; expectations on adequacy of surface infrastructure at the Lamaque project, including addition infrastructure needs based on further development at the Lamaque project; requirements for permitting and compliance therewith, including receipt of future required permits or amendments thereto, including at the Lamaque project; future collaboration with and support from relevant Val-d'Or communities; expected future exploration and development opportunities in the Abitibi area; expectations on use of new technologies and evaluations of such studies, including benefits therefrom; expectations on emissions; the social impact and benefits of the Lamaque project, including in the local communities; estimates of Mineral Resources and Reserves, including all underlying deposit assumptions, and the conversion of Mineral Resources to Mineral Reserves; the filing of a technical report reflecting the results of the Study; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about our ability to execute our plans relating to the Lamaque project as set out in the Study, including the timing thereof; ability to obtain all required approvals and permits or amendments thereto; the assumptions provided for in the Study will be accurate, including gold price, exchange rates, cost estimates; assumptions regarding infrastructure requirements in the future at the Lamaque project; assumptions regarding support of relevant local communities; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Lamaque project; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: any changes to the final Study ability to execute on plans relating to the Lamaque project, including the timing thereof, ability to achieve the benefits contemplated; risk relating to permitting and obtaining the required approvals, changes in exchange rates, input costs, development costs and gold prices; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; risks regarding potential and pending litigation and arbitration proceedings relating to the Company's business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled "Forward-Looking Statements" and "Risk factors in our business" in the Company's most recent Annual Information Form and Annual Report on Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

Forward-looking statements and information is designed to help you understand management's current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United States.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company's financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to "indicated mineral resource" and "inferred mineral resource", there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Technical disclosure regarding the Company's properties included herein (the "Technical Disclosure") has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities Commission (the "SEC") applicable to domestic United States reporting companies. Accordingly, information contained herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC's reporting.